                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                       ----------------------------------
                                   FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1993

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------  -------------------------

Commission file number       0-12640


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN
                         c/o ELECTRO-TEC CORPORATION
                            1501 NORTH MAIN STREET
                            BLACKSBURG, VA  24060

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                          ARBOR SHORELINE OFFICE PARK
                              19345 U.S. 19 NORTH
                             CLEARWATER, FL  34624

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:

                                                                          Page
                                                                          ----

Report of Independent Public Accountants                                   A

Statement of Net Assets Available for Plan Benefits --
  As of December 31, 1993                                                  1

Statement of Net Assets Available for Plan Benefits --
  As of December 31, 1992                                                  2

Statement of Changes in Net Assets Available for Plan Benefits --
  For the Year Ended December 31, 1993                                     3

Statement of Changes in Net Assets Available for Plan Benefits --
  For the Year Ended December 31, 1992                                     4

Notes to Financial Statements                                            5-7

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes -- As of December 31, 1993                                      8

Schedule II - Item 27d - Schedule of Reportable Transactions --
  For the Year Ended December 31, 1993                                     9

Consent of Independent Public Accountants                                 10


Note: In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Electro-Tec Corporation Employee
                                       Retirement Benefit Plan

Date:  June 16, 1994

                                       By:  The Plan Administrative Committee





                                       By:        Lawrence J. Cawley
                                            -------------------------------
                                       Lawrence J. Cawley
                                       Chairman and Chief Executive Officer
                                       Plan Administrative Committee Chairman

                             ARTHUR ANDERSEN & CO.


                    Report of Independent Public Accountants


To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for plan benefits of ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/ Arthur Andersen & Co.

Grand Rapids, Michigan,
  May 6, 1994


                                     -A-

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 1993

                                                                                    Intermediate
                                                     Small      Income               Government      Prime
                                         Common     Capital     Equity      Bond    Obligations   Obligations
                                       Stock Fund    Fund        Fund       Fund       Fund          Fund        Total
                                       ----------   -------     ------      ----    ------------  -----------    -----
ASSETS:
  Cash                                  $  1,803    $  -        $  -      $  -       $    -       $    -       $    1,803
                                        --------    --------    --------  --------   ----------   ----------   ----------
  Investments, at current value:
    Mutual Funds                           -         538,838     736,257   758,531    1,041,618    1,856,469    4,931,713
    Kaydon Corporation common stock      123,282       -           -         -            -            -          123,282
                                        --------    --------    --------  --------   ----------   ----------   ----------
          Total Investments              123,282     538,838     736,257   758,531    1,041,618    1,856,469    5,054,995
                                        --------    --------    --------  --------   ----------   ----------   ----------
          Total Assets                   125,085     538,838     736,257   758,531    1,041,618    1,856,469    5,056,798

LIABILITIES:
  Accrued administrative expenses            (89)       (240)       (294)     (244)        (285)      (1,092)      (2,244)
                                        --------    --------    --------  --------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $124,996    $538,598    $735,963  $758,287   $1,041,333   $1,855,377   $5,054,554
                                        ========    ========    ========  ========   ==========   ==========   ==========

        The accompanying notes are an integral part of this statement.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 1992

                                                                                    Intermediate
                                                     Small      Income               Government      Prime
                                         Common     Capital     Equity      Bond    Obligations   Obligations
                                       Stock Fund    Fund        Fund       Fund       Fund          Fund        Total
                                       ----------   -------     ------      ----    ------------  -----------    -----
ASSETS:
  Cash                                  $  1,166    $  -        $  -      $  -       $    -       $   57,407   $   58,573
                                        --------    --------    --------  --------   ----------   ----------   ----------
  Investments, at current value:
    Mutual funds                           -         310,844     598,591   679,477    1,009,605    1,729,124    4,327,641
    Kaydon Corporation common stock      109,288       -           -         -            -            -          109,288
                                        --------    --------    --------  --------   ----------   ----------   ----------
          Total Investments              109,288     310,844     598,591   679,477    1,009,605    1,729,124    4,436,929
                                        --------    --------    --------  --------   ----------   ----------   ----------
          Total Assets                   110,454     310,844     598,591   679,477    1,009,605    1,786,531    4,495,502

LIABILITIES:
  Accrued administrative expenses           (246)       (691)     (1,332)   (1,511)      (2,246)      (3,974)     (10,000)
                                        --------    --------    --------  --------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $110,208    $310,153    $597,259  $677,966   $1,007,359   $1,782,557   $4,485,502
                                        ========    ========    ========  ========   ==========   ==========   ==========


         The accompanying notes are an integral part of this statement.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                     Intermediate
                                                      Small     Income                Government      Prime
                                         Common      Capital    Equity      Bond     Obligations   Obligations
                                       Stock Fund     Fund       Fund       Fund        Fund          Fund        Total
                                       ----------    -------    ------      ----     -----------   -----------    -----
Contributions:
  Employer                              $  13,510    $ 29,300  $ 38,424    $ 31,182   $   43,147    $   53,828  $  209,391
  Participants                             21,969      46,851    57,811      44,859       61,404        77,624     310,518
                                         --------    --------  --------    --------   ----------    ----------  ----------
                                           35,479      76,151    96,235      76,041      104,551       131,452     519,909
                                         --------    --------  --------    --------   ----------    ----------  ----------
Investment income:
  Interest and dividends                    1,857      22,119    50,901      86,138       99,076        47,920     308,011
  Net appreciation (depreciation)
    in current value of investments       (19,455)     80,836    33,392     (19,730)     (26,043)         -         49,000
                                         --------    --------  --------    --------   ----------    ----------  ----------
                                          (17,598)    102,955    84,293      66,408       73,033        47,920     357,011
                                         --------    --------  --------    --------   ----------    ----------  ----------
          Total plan additions             17,881     179,106   180,528     142,449      177,584       179,372     876,920

Benefit payments                             (590)    (31,417)  (69,074)    (45,497)     (57,933)     (101,724)   (306,235)
Administrative expenses                      (193)       (324)     (178)         97          466        (1,501)     (1,633)
Fund transfers                             (2,310)     81,080    27,428     (16,728)     (86,143)       (3,327)       -
                                         --------    --------  --------    --------   ----------    ----------  ----------

          Net change in net assets
            available for plan benefits    14,788     228,445   138,704      80,321       33,974        72,820     569,052

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                       110,208     310,153   597,259     677,966    1,007,359     1,782,557   4,485,502
                                         --------    --------  --------    --------   ----------    ----------  ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                            $124,996    $538,598  $735,963    $758,287   $1,041,333    $1,855,377  $5,054,554
                                         ========    ========  ========    ========   ==========    ==========  ==========


         The accompanying notes are an integral part of this statement.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                                                                Intermediate
                                                            Small               Income                           Government
                                         Common            Capital              Equity             Bond         Obligations
                                       Stock Fund           Fund                 Fund              Fund             Fund
                                       ----------          -------              ------             ----         ------------
Contributions:
  Employer                              $   8,392          $ 20,260            $ 42,107          $ 42,463        $   61,157
  Participants                             10,010            28,398              61,534            59,864            80,902
                                         --------          --------            --------          --------        ----------
                                           18,402            48,658             103,641           102,327           142,059
                                         --------          --------            --------          --------        ----------
Investment income:
  Interest and dividends                      361            18,458              29,729            71,163            65,957
  Net appreciation (depreciation)
   in current value of investments          4,639            44,604              31,011           (13,121)            3,333
                                         --------          --------            --------          --------        ----------
                                            5,000            63,062              60,740            58,042            69,290
                                         --------          --------            --------          --------        ----------
          Total plan additions             23,402           111,720             164,381           160,369           211,349

Benefit payments                             (263)           (5,261)            (27,628)          (50,011)         (141,729)
Administrative expenses                      (440)           (1,109)             (2,212)           (2,396)           (3,578)
Fund and Trust transfers                   87,509           204,803             462,718           570,004           941,317
                                         --------          --------            --------          --------        ----------

          Net change in net assets
            available for plan benefits   110,208           310,153             597,259           677,966         1,007,359

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                         -                 -                   -                 -                 -
                                         --------          --------            --------          --------        ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                            $110,208          $310,153            $597,259          $677,966        $1,007,359
                                         ========          ========            ========          ========        ==========
                                                             Predecessor Trust
                                                             -----------------
                                         Prime                          Guaranteed
                                       Obligations         Common       Long-Term
                                          Fund           Stock Fund       Fund           Total
                                       -----------       ----------     ----------       -----
Contributions:
  Employer                              $   75,459        $   -         $    -         $   249,838
  Participants                              89,700            -              -             330,408
                                        ----------        --------      -----------    -----------
                                           165,159            -              -             580,246
                                        ----------        --------      -----------    -----------
Investment income:
  Interest and dividends                    79,594            -              50,945        316,207
  Net appreciation (depreciation)
   in current value of investments           -                (245)          -              70,221
                                        ----------        --------      -----------    -----------
                                            79,594            (245)          50,945        386,428
                                        ----------        --------      -----------    -----------
          Total plan additions             244,753            (245)          50,945        966,674

Benefit payments                          (518,434)           (195)        (837,071)    (1,580,592)
Administrative expenses                     (7,327)           -              -             (17,062)
Fund and Trust transfers                 2,063,565         (16,770)      (4,313,146)         -
                                        ----------        --------      -----------    -----------

          Net change in net assets
            available for plan benefits  1,782,557         (17,210)      (5,099,272)      (630,980)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                          -              17,210        5,099,272      5,116,482
                                        ----------        --------      -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                           $1,782,557        $   -         $    -         $ 4,485,502
                                        ==========        ========      ===========    ===========

        The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS



(1)  SIGNIFICANT ACCOUNTING POLICIES

       The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are stated at current value based upon their quoted market prices. Purchases and sales of investments are recorded on a trade-date basis.

       In accordance with the policy of stating investments at current market value, net realized and unrealized appreciation and depreciation is reflected in the statements of changes in net assets available for plan benefits.


(2)  DESCRIPTION OF THE PLAN

       Electro-Tec Corporation (the "Company" or "Employer"), a wholly owned subsidiary of Kaydon Corporation, sponsors the Electro-Tec Corporation Employee Retirement Benefit Plan (the "Plan"), a defined contribution plan structured as a basic 401(k) plan to satisfy the regulations of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code. During 1992, the Company replaced its former trustee and asset manager with First of America Bank Corporation and, accordingly, transferred all of the Plan's assets to the new trustee.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       An employee is eligible to become a participant upon attaining age 21 and completing one year of service.

       Participants may elect to make, through payroll deductions, both tax-deferred contributions, which may not exceed 15 percent of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and Company matching and discretionary contributions is 25% of compensation less tax-deferred contributions.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)  DESCRIPTION OF THE PLAN, continued

       Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3 percent of the participant's compensation, as defined by the Plan, and 75 percent of each participant's contribution in excess of 3 percent of compensation, not to exceed an additional 4 percent of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1993 or 1992.

       Individual accounts are maintained for each participant to reflect the participant's contributions, the Company's contributions, forfeitures, investment income and administrative expenses. Investment income is allocated based on each participant's relative account balance within the respective fund.

       All employee contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

       Beginning January 1, 1992, Plan participants may direct the investment of their account balances in six investment options. All but the Common Stock Fund are part of the Parkstone mutual funds. The Common Stock Fund invests solely in Kaydon Corporation Common Stock. The Small Capital Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies. The Income Equity Fund invests in stocks and securities convertible into common stock of all size companies. The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates. The Intermediate Government Obligations Fund invests in U.S. Government securities with remaining maturities of twelve years or less. The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

       Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)  DESCRIPTION OF THE PLAN, continued

       Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1993 and 1992. The remaining expenses were paid for by the trustee out of the Plan assets.

       Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

       The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts based on relative account balance within the respective fund.


(3)  TRUST FUND

       A trust fund is maintained by First of America Bank Corporation (the
         "Trustee") for all purposes of the Plan, and the monies and other assets thereof are held, administered, invested and distributed in accordance with its terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  TAX STATUS

       Although the Trust established under the Electro-Tec Corporation
         Employee Retirement Benefit Plan has not applied for a determination letter from the Internal Revenue Service (the "IRS"), the Plan sponsor and legal counsel are of the opinion that the Plan will either be qualified or will be retroactively amended to qualify under the Internal Revenue Code (including the Tax Reform Act of 1986), and therefore will be exempt from Federal income taxes. Prior to December 31, 1994, the Company intends to restate the Plan to meet the requirements of the 1986 Act and at that time, will file for a favorable determination letter.

       The Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust is designed and operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the trust earnings of the Plan are exempt from Federal income taxes.

                                                                 SCHEDULE I


                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                EIN:  59-1226757

                               PLAN NUMBER:  001



          ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1993





                            Description of                         Current
  Identity of Issuer          Investment              Cost          Value
- - ---------------------  --------------------------  ----------     ----------
*Kaydon Corporation    Common Stock, 5,941 shares  $  137,802     $  123,282

 Mutual Funds:
   First of America    Parkstone Small Capital
     Investment          Fund, 22,813 units           409,288        538,838
     Corporation

   First of America    Parkstone Income Equity
     Investment          Fund, 49,882 units           683,954        736,257
     Corporation

   First of America    Parkstone Bond Fund,
     Investment          76,311 units                 796,469        758,531
     Corporation

   First of America    Parkstone Intermediate
     Investment          Government Obligations
     Corporation         Fund, 102,521 units        1,064,712      1,041,618

   First of America    Parkstone Prime
     Investment          Obligations Fund,
     Corporation         1,856,469 units            1,856,469      1,856,469
                                                   ----------     ----------
                                                   $4,948,694     $5,054,995
                                                   ==========     ==========


                  * Represents party-in-interest transaction.

                                                                     SCHEDULE II


                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                EIN:  59-1226757

                               PLAN NUMBER:  001


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                      Purchases                                         Sales
                              -------------------------     ---------------------------------------------------------
 Identity of Issuer and         Number of      Purchase       Number of                  Cost of
Description of Investment     Transactions      Price       Transactions     Proceeds     Asset       Net Gain (Loss)
- - -------------------------     ------------     --------     ------------     --------    -------      ---------------
First of America
  Investment Corporation -

    Parkstone Intermediate
      Government Obligations
      Fund                        67           $205,229         23           $157,739    $166,565       $  (8,826)

    Parkstone Income Equity
      Fund                        72            194,284         28             91,769      83,318           8,451

    Parkstone Bond Fund           69            181,481         28             86,342     103,562         (17,220)

    Parkstone Prime
      Obligations Fund            62            190,759         35            120,821     120,821            -


                        NOTE:  This schedule was prepared in accordance with
                                 the regulations of the Employee Retirement
                                 Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                               The original cost for purchases and proceeds for
                                 sales equalled the current market value of such investments as of the transaction date.

                               The cost for assets sold equalled the original
                                 cost of the assets.